Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
The Needham Funds, Inc.:

We consent to the use of our report dated February 27, 2013, with respect to the statements of assets and liabilities, including the schedules of investments and schedules of securities sold short of the Needham Growth Fund, Needham Aggressive Growth Fund and Needham Small Cap Growth Fund, each a “Portfolio” of  The Needham Funds, Inc. (collectively, the “Portfolios”) as of December 31, 2012, and the related statements of operations for the year then ended, and the statements of changes in net assets and financial highlights for each of the years in the two-year period then ended, incorporated herein by reference  and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information.

New York, New York
October 22, 2013